Exhibit 12.1

Allied Waste Industries, Inc.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the Three Months
	Ended March 31,
	2004	2005
Fixed Charges:
Interest expensed	161,456	141,265
Interest capitalized	3,486	3,397

Total interest	164,942	144,662
Interest component of rent expense	1,869	1,590
Dividend expense	9,458	13,911

Total fixed charges	176,269	160,163

Earnings:
Income (loss) from continuing operations before income taxes	9,186	(402)
Plus: fixed charges	176,269	160,163
Less: interest capitalized	(3,486)	(3,397)
Less: dividend expense	(9,458)	(13,911)

Total Earnings	172,511	142,453

Ratio of earnings to fixed charges and preferred stock dividends	*	*

Ratio of earnings to fixed charges	1.0	* *

*	Earnings were insufficient to cover fixed charges and preferred stock dividends by $3.8 million and $17.7 million for the three months ended March 31, 2004 and 2005, respectively.

**	Earnings were insufficient to cover fixed charges by $3.8 million for the three months ended March 31, 2005.